

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 27, 2011

<u>Via E-Mail</u>
Mr. Wang Hui
Chief Executive Officer
Advanced BioMedical Technologies, Inc.
350 Fifth Avenue, 59th Floor
New York, New York 10118

> **Re: Advanced BioMedical Technologies, Inc.**
> **Form 10-K for the fiscal year ended October 31, 2010**
> **Filed on February 15, 2011**
> **Form 10-Q for the quarter ended July 31, 2011**
> **Filed on September 19, 2011**
> **File No. 000-53051**

Dear Mr. Hui:

We have reviewed the information filed on August 31, 2011 and the amendments filed on September 9, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended October 31, 2010

Item 1. Business - Overview of PA Devices and Market in China and Worldwide, page 9

Item 7. Management's Discussion and Analysis – Marketing and Sales Goals, page 19

1. We refer to your response to our prior comment number 1 in the letter dated June 30, 2011, which states that all projections and forecasts will be removed from the filing. We also reference your disclosure on pages 9 and 19 of the Amended Form 10-K that the

information presented are goals and not projections. In addition, we see that you have presented similar information in the July 31, 2011 Form 10-Q. Please amend these filings to remove the information presented as goals since it does not comply with the guidance in Item 10(b) of Regulation S-K.

Finance Costs, page 22

2. We note your response to prior comment 3. Please ensure that you have filed as exhibits your agreements with related parties. For example, we note that you filed as an exhibit your agreement with Titan Technology Development Ltd. for a loan of $170,000. However, you disclose in the first paragraph of this section that you owe much larger amounts to Titan Technology Development Ltd.

Certain Relationships and Related Transactions and Director Independence, page 36

3. Although we note your revisions in response to prior comment 6, we continue to note that it appears that your disclosure on page F-11 includes a much broader range of related party transactions as compared to the two related party transactions reported in this section. Please revise this section to include all related party transactions that are required to be disclosed pursuant to Item 404 of Regulation S-K.

Form 10-Q for the quarter ended July 31, 2011

Statements of Operations and Comprehensive (Income) Loss, page F-2

4. We see that in 2011 you made a change to report government grants as two separate items in your financial statements. One caption includes these grants as a deduction from R&D Expenses and another caption presents these grants separate under "Other Income (Expenses)". Please tell us where your accounting policies discuss the criteria for determining where to classify government grants in your financial statements.

5. We reference the discussion of your assessment of internal control over financial reporting at July 31, 2011 in Item 4. Please tell us whether you performed an assessment of internal control over financial reporting at July 31, 2011. We reference the requirements in Item 308 of Regulation S-K to provide management's assessment of the effectiveness of the registrant's internal control over financial reporting as of the end of the registrant's most recent fiscal year.

6. Please amend your Form 10-Q to provide the disclosures required by Item 308(c) of Regulation S-K with regard to changes in internal control over financial reporting.

Exhibit 32.1

7. We note the exhibit signed by Wang Hui has not been dated. In your amendment, please ensure that all certifications have been properly signed and dated.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at (202) 551-3602, or Timothy Buchmiller, Senior Attorney, at (202) 551-3635 on other comments. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief

cc: Andrew Befumo Esq.